Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

BEMIS COMPANY, INC.

(in thousands of dollars except ratio data)

	Three-Months Ended
	For the Three Months
	Ended March 31,		For the Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(unaudited)
EARNINGS:
Pretax income from continuing operations before adjustment for income or loss from equity investees	$58,648	$68,473	$268,525	$289,605	$289,336	$282,366	$294,156
Fixed charges	6,739	10,211	43,583	56,083	54,032	41,334	16,186
Less: Capitalized interest	(313)	(779)	(2,557)	(4,220)	(2,871)	(993)	(178)
Less: Preference security dividend requirements	(312)	(312)	(1,248)	(1,073)	(1,391)	(1,183)	0
Noncontrolling interest in pretax income of subsidiaries that have not incurred fixed charges	0	0	0	0	(6)	(228)	(126)
Losses recognized in pre-tax income for less than 50% owned persons	(439)	(509)	(919)	(933)	(32)	(874)	(11,698)
Capitalized interest amortization	211	205	841	803	752	734	770
TOTAL EARNINGS	$64,534	$77,289	$308,225	$340,265	$339,820	$321,156	$299,110

FIXED CHARGES:
Interest expense:
Consolidated interest expense	$6,023	$9,029	$39,413	$50,268	$49,252	$38,737	$15,503
Capitalized interest	313	779	2,557	4,220	2,871	993	178
Total interest expense	6,336	9,808	41,970	54,488	52,123	39,730	15,681
Interest inherent in rent expense	91	91	365	522	518	421	505
Preference security dividend requirements	312	312	1,248	1,073	1,391	1,183	0
TOTAL FIXED CHARGES	$6,739	$10,211	$43,583	$56,083	$54,032	$41,334	$16,186

RATIO OF EARNINGS TO FIXED CHARGES	9.6	7.6	7.1	6.1	6.3	7.8	18.5